September 11, 2009

Mr. Larry Spirgel, Assistant Director

Securities and Exchange Commission

Division of Corporation Finance – Mail Stop 3720

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	LoJack Corporation

Form 10-K for the year ended December 31, 2008

And Document Incorporated by Reference

Filed March 13, 2009

Forms 10-Q for the Quarterly Period ended March 31, 2009 and June 30, 2009

File Number 1-08439

Dear Mr. Spirgel:

Set forth below are the Company’s responses to the Staff’s comments contained in its letter to the Company dated August 21, 2009. The responses below are keyed to the comment number set forth in your letter.

Form 10-K for the Year Ended December 31, 2008

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.	We note your response to comment one in our letter dated July 10, 2009. Since a quoted market price for each reporting unit is not available, please tell us why the market capitalization approach is an appropriate method under SFAS 142. It is not appropriate to utilize your market capitalization to determine the fair value of each reporting unit under SFAS 142. Please advise. Please tell us if the impairment testing for SCI and Locator Systems was performed at the annual testing dates as required by SFAS 142 and the methodology used. You do not have the option to waive impairment testing of newly acquired businesses. We do not understand what you mean by the term revisited in the last paragraph to this comment.

The Company uses the market capitalization metric as an additional indicator to determine if a triggering event has occurred in an interim period and, in a period in which Step 1 is performed, the market capitalization is used as a means to corroborate the fair value measures of our reporting units. This method was not used to determine the fair value of the Boomerang entity. The Company recognizes that market capitalization is not an appropriate approach under SFAS 142 when a quoted market price for each reporting unit is not available.

The Company performed the annual assessment of the goodwill for both Locator Systems and SCI at their annual testing date of November 30. The Company chose November 30 as the annual evaluation date of Locator’s and SCI’s goodwill since it coincides with the finalization of LoJack’s annual budget and long range plan. The Locator and SCI businesses are not automobile related and thus had not been impacted by the negative economic outlook of the automobile sector. Based on the Company’s assessments, it was determined that the fair value of the reporting units exceeded their respective carrying value, and therefore Step 2 in the goodwill impairment process was not required. At December 31, 2008, Locator and SCI had approximately $0.5 million and $1.2 million in goodwill, respectively.

At November 30, 2008, Management estimated that the fair value of the Locator reporting unit to be approximately $1.0 million, which was the price that was paid for the assets six months earlier. Locator’s carrying value was approximately $800,000 at November 30, 2008. When the Company acquired Locator in a market transaction that was completed through a competitive bidding process, the Company recognized that the first couple of years after acquisition would require a significant investment by the Company with profitability most likely to occur late in year three or in year four following the acquisition. At November 30, 2008, Management evaluated Locator’s business and determined that there had been no major changes to the original assumptions or other events or circumstances occurring since the date of the acquisition that would significantly impact the valuation of the reporting unit. In making this determination, Management evaluated the future cash flows of the business and noted that the current forecasted operating results were consistent with the original projections. Management also noted that there had been no significant changes in the assets and liabilities since the acquisition. As a result of the foregoing, it was determined that the fair value of the reporting unit exceeded the carrying value, and therefore Step 2 of the goodwill impairment process was not required.

In July 2008, LoJack, along with other investors, recapitalized SCI in a transaction that was based on an enterprise value of $4.2 million. At November 30, 2008, the carrying value of our investment in SCI totaled approximately $2.2 million and the fair value of our interest in SCI was estimated to be $2.6 million. The fair value was determined based on a market approach. In making the determination of fair value as of November 30, 2008, Management began with the enterprise value determined in the July 2008 transaction since the fair value of that transaction was supported by the fact that other investors participated in the recapitalization. Management further considered the future cash flows of the business and noted that the forecasted operating loss of SCI was expected to be break-even in 2009, which was consistent with the original July 2008 projections. Thereafter, SCI’s profitability was expected to continue to increase and the annual cash flows would exceed the $2.2 million carrying value. In addition, Management noted that there had been no significant changes in the assets and liabilities since the acquisition. As a result of the foregoing, the fair value of the reporting unit exceeded the carrying value, and therefore the second step in the goodwill impairment process was not required.

2.	We note your response to comment two in our letter dated July 10, 2009. We do not understand how you determined that there were no triggering events at December 31, 2008 and March 31, 2009 given the state of the worldwide economy, including Canada. Tell us specifically what changed that did not exist at December 31, 2008 or March 31, 2009 to create a triggering event as of June 30, 2009. Please tell us how you reconciled the growth rates that you used in your forecasts with your historical forecast for the last three years (2006-2008). Provide a narrative description as to how the growth rate used would have been achieved.

In 2004, Boomerang’s wireless telecommunication provider, announced that it would be shutting down its analog service across Canada on November 16, 2008. Boomerang’s technology was based on analog, thus all analog subscribers had to be migrated to a digital unit. As the final migration date approached, it became apparent that the conversion of subscribers from analog to digital (A to D) would be more difficult and costly than anticipated. In addition, the retention rate of subscribers switching from Boomerang’s analog to digital service was lower than planned as many did not renew their subscription due to the impact of the global economic crisis.

As a result of the lower retention rates along with the analog to digital conversion of the Boomerang technology and the global economic crisis, the Company determined that a triggering event had occurred in September 2008. Management conducted an interim impairment analysis and recorded a goodwill impairment charge of $36,830,000 to reduce Boomerang goodwill. As noted in our previous response, the charge resulted in a reduction of the carrying value for the Boomerang entity to approximately $6.8 million or $5 million less than its fair value of $11.8 million. (Step 2 of the goodwill impairment analysis determined an implied fair value of the goodwill and additional unrecognized assets which resulted in a carrying value that was less than the fair value of the Boomerang reporting unit). The fair value of the Boomerang reporting unit at September 30, 2008 was determined using an income approach consisting of an analysis of discounted cash flows. In estimating the cash flows of the Boomerang reporting unit at September 30, 2008, Management considered the state of the automotive industry as well as the global economic crisis. While the valuation was prepared as of September 30, 2008, the analysis was not complete until late October 2008, which provided Management with additional insight on the A to D conversion as well as some view to Q4 results of operations and cash flows. As such our assumptions and projections as of October 31st, the annual impairment measurement date, were the same as of September 30, 2008.

At Boomerang, the key drivers of business growth are the retention/renewal of existing subscribers on the sale of service contracts and the rate of new subscribers. Greater than seventy percent of Boomerang’s revenue is generated from prepaid service contracts (subscriptions) typically ranging from one to three years for tracking and recovery services. This subscription model for the recognition of revenue has reduced the short term impact on Boomerang’s business from the dramatic downturn in new car sales.

While giving effect to the benefit of the subscription revenue model, the Company’s projections utilized to determine fair value at September 30, 2008 reflected a significantly lower subscriber retention rate, higher costs of conversion from analog to digital, continued economic declines and a lower market share of the Quebec insurance industry’s anti-theft device mandate. The September projections reflected a revenue decline of 14% for 2009 compared to 2008. The projections also reflected a decrease in costs resulting from reductions in the workforce which were scheduled to occur by the end of 2008. Management believed it had anticipated all downside risks both internal (A to D conversion) and external (economic crisis and declining new car sales in North America) in the fair value at September 30, 2008. The Company used these projections, as the basis to evaluate business performance at December 31, 2008, March 31, 2009 and June 30, 2009. Further, Management noted that, because the carrying value of the Boomerang reporting unit was reduced to $6.8 million (compared to the fair value of $11.8 million), events and circumstances would have to be extremely adverse compared to the projections (i.e., 40% reduction in fair value) in order to suggest that there was a diminution in value that would more-likely-than-not reduce the estimated fair value to less than the carrying value.

At December 31, 2008, the Company conducted a review of the Boomerang reporting unit to determine if a triggering event had occurred. Management reviewed the expected future performance of Boomerang primarily related to the impact of the auto/credit crisis was having on the business. Based on this review, Management concluded that although there were negative events in the fourth quarter, none of them were significantly different than what had been anticipated at the end of the prior quarter. Further, Management determined that there was no indication of a need to diverge from the assumptions regarding the mid-to-long term performance of Boomerang that were used in the preceding goodwill impairment test, completed 60 days earlier. No events or circumstances were identified that would more-likely-than-not reduce the fair value of Boomerang below its carrying amount. As a result, Management determined that no triggering event had taken place during the quarter ended December 31, 2008.

At March 31, 2009 the Company again conducted a review of the Boomerang reporting unit to determine if a triggering event had occurred. Management reviewed both external economic factors and internal business performance including revenue, subscriber base and operating costs as compared to the annual projections utilized in the September 2008 fair value determination. It was evident that revenue and the subscriber base were below expectations, primarily driven by a lower renewal rate of existing subscribers. However, despite revenue and subscriber shortfalls and continued downward pressure on automotive sales in North America, Boomerang had taken action to further reduce operating costs (including workforce reductions) in order to meet the operating income and cash flow projections used in the September 2008 fair value analysis.

Management viewed the lower renewal rate to be short-term in nature and expected a recovery over the remainder of the year. Management thus concluded that the first quarter results had a minimal impact on the mid-to-long-term projections for the Boomerang entity and the projections used in the September 2008 valuation were still achievable. Although there were facts and circumstances in the first quarter that impacted the business, no events or circumstances were identified that would more-likely-than-not reduce the fair value of Boomerang below its carrying amount. As a result, Management determined that no triggering event had taken place during the quarter March 31, 2009.

At June 30, 2009 the Company again conducted its review of the Boomerang entity to determine if a triggering event had occurred. Management reviewed both external economic factors and internal business performance including revenue, subscriber base and operating costs as compared to the annual projections utilized in the September 2008 fair value determination. During the three months ended June 30, 2009, Boomerang’s subscriber base continued to decline with non-renewals outpacing new subscribers thus making the achievement of the projected year-end 2009 subscriber base unlikely. In addition, the length of new subscription contracts trended shorter in duration, negatively impacting Boomerang’s cash flows. As a result, Management determined that the mid-term projections of operating income were no longer achievable without initiating additional cost reductions. However, Boomerang’s operating costs could not be reduced further as a standalone business without impacting customer service, installation capacity and minimum required infrastructure.

Management concluded that the size of the Boomerang business could no longer support a separate infrastructure and decided to restructure the Boomerang entity. The restructuring plan is designed to integrate the Boomerang operations into LoJack’s US operating structure. Management expects the restructuring will streamline the Boomerang business by taking advantage of the existing LoJack U.S. resources, capabilities and support functions. Management concluded that these events and circumstances would more likely than not reduce the Boomerang entity’s fair value below its carrying amount and a triggering event was identified

As a result of the triggering event, Management engaged the services of Duff & Phelps, a third party advisor, to assist the Company with the fair value evaluation of the Boomerang reporting unit as of June 30, 2009. The fair value of the Boomerang reporting unit was determined to be less than its carrying value by utilizing the discounted cash flow method under the income approach. In performing the valuation, the Company further reduced the revenue projections for 2009 through 2015 with only minimal growth and reduced cash flows as it relates to prepayments of subscription contracts. Management then allocated the fair value to the reporting unit’s assets and liabilities and determined that there was no implied fair value of reporting unit’s goodwill. This resulted in an impairment charge of $13,627,000.

For the years ended December 31, 2006, 2007 and 2008 Boomerang experienced annual revenue declines of approximately 4%, 3% and 10%, respectively. The long-term growth projections used in our September 2008 test were significantly adjusted downward for the near and long term given the expected length of the economic crisis, the impact of the customer attrition rate caused by the analog to digital conversion and Boomerang’s market share of the Quebec insurance industry’s anti-theft device mandates. Our overall growth rate was approximately 3% with 2009 revenue expected to actually decline by 14%. Thereafter it was believed that the recession would ease, the analog to digital conversion issues would be resolved, and the auto industry as a whole would start to recover. The future growth rate and planned recovery was modest, returning revenue back to only 85% of the revenue achieved in 2004 (the year of acquisition) by the year 2015.

In addition to the expectation of an economic recovery, Management planned to achieve this modest growth rate at Boomerang by implementing a number of new programs to help to increase new sales and improve the retention of our existing customer base. These programs included a new middle market program, direct lead generation for commercial business, direct to car dealer sales in Quebec and additional insurance programs. Improvements were also made internally on the business processes to make it easier for customers to do business with Boomerang and to improve the customer’s experience. These changes, in conjunction with the alleviation of the considerable distraction of the analog to digital conversion, are believed to provide the organization with the focus and tools necessary to achieve this growth.

Form 10-Q for the Period Ended June 30, 2009

Notes to the Unaudited Consolidated Financial Statements

11. Impairment of Goodwill and Intangible Assets, page 11

3.	Please disclose any additional information in your response that is not disclosed here in your next filing. Please tell us in detail how you calculated the weighted average cost of capital that you used in your impairment testing for each date at which you measured an impairment.

The Company acknowledges the Staff’s comment and will disclose additional information included in the above responses which is, in our judgment, material and relevant to investors, in our next filing.

The following information describes how the Weighted Average Cost of Capital (“WACC”) for the Boomerang reporting unit’s impairment charge at June 30, 2009 was computed. The methodology was consistent with the calculation used for the Boomerang impairment charge at September 30, 2008.

To estimate an appropriate discount rate to apply in the income approach for Canadian dollar denominated cash flows, we computed the WACC for the Boomerang reporting unit. To compute the WACC, we estimated the costs of debt and equity and weighted them based on the estimated capital structure in the industry.

The general formula for calculating the WACC is:

WACC = Kd * (D%) + Ke * (E%)

where:

WACC	= Weighted average cost of capital;
Kd	= After-tax rate of return on debt capital;
D%	= Debt capital as a percentage of the sum of the debt, preferred and common equity capital (the “Total Invested Capital”);
Ke	= Rate of return on common equity capital; and
E %	= Common equity capital as a percentage of the Total Invested Capital.

Required Return on Equity

We used the Capital Asset Pricing Model (“CAPM”) to estimate the required return on equity capital. The return on equity capital was estimated to be 17.2 percent for June 30, 2009 and 17.5 percent for September 30, 2008.

Capital Asset Pricing Model

The rate of return on equity capital is estimated using the CAPM. The CAPM is widely accepted for the purpose of estimating a company’s required return on equity capital. In applying the CAPM, the rate of return on common equity is estimated as the current risk-free rate of return on Canadian Government Bonds, plus a market risk premium expected over the risk-free rate of return, multiplied by the “beta” for the stock. Beta is a risk measure that reflects the sensitivity of a company’s stock price to the movements of the stock market as a whole.

The rate of return on equity capital is calculated using the formula:

Ke = Rf + B * (Rm - Rf) + Ssp where:

Ke	= Rate of return on equity capital;
Rf	= Risk-free rate of return;
B	= Beta or systematic risk for this type of equity investment;
Rm - Rf	= Market risk premium; the expected return on a broad portfolio of stocks in the market (Rm) less the risk free rate (Rf);
Ssp	= The size premium adjustment to the cost of equity due to the size of the Reporting Unit;

CAPM Assumptions	6/30/2009	9/30/2008
Risk Free Rate (Rf) (20-year) Canadian Govt Bonds	3.97%	4.04%
Market Risk Premium (Rm-Rf)	6.0%	6.0%
Beta (B)	1.24	1.27
Small Stock Premium (Ssp) 10th decile stocks (capitalization of less than US$218.5 million)	5.81%	5.82%

Required Return on Debt

The return on debt capital was estimated based on the Moody’s Baa rated corporate bond yield as of the Valuation Date. Since the interest on debt capital is deductible for income tax purposes, the after-tax return on debt was utilized.

	2009	2008
Return on Debt Capital	7.20	7.62

Estimation of the Capital Structure

Consistent with SFAS No. 157, Fair Value Measurements, our estimate of the target capital structure was based on observing proportions of interest-bearing debt and common equity of publicly traded companies in similar lines of business as Boomerang. For the guideline companies, debt and equity as a percent of total capitalization were estimated to be as follows:

Capital Structure	6/30/2009	9/30/2008
Equity Capital	91%	87%
Debt Capital	9%	13%

Comments or questions on the Company’s responses should be directed to the undersigned at 781-251-4712.

Sincerely,

Timothy P. O’Connor

Senior Vice President and Chief Financial Officer